NYMOX

NEWS RELEASE

For Further Information Contact:
Nymox Pharmaceutical Corporation
1-800-93NYMOX
www.nymox.com

For Immediate Release:

Nymox Update

IRVINE, CA (July 13, 2023) Nymox Pharmaceutical Corporation [OTC Markets – NYMXF] (the "Company") is providing additional information concerning recent changes in the Company's board of directors (the "Board") and management, as well as additional information regarding the Company's conclusion that a potential transaction was not in the best interests of the Nymox and its shareholders.

Nymox recently terminated the employment of Mr. Randall Lanham, the Company's former in-house legal counsel, and Mr. Christopher Riley, the Company's former chief financial officer. Mr. Lanham and Mr. Cutler were removed from the Board.

Mr. Lanham (legal counsel) and Mr. Riley (CFO) previously presented Nymox with a transaction with a potential business partner (the "Proposed Transaction"). The Company undertook a thorough discussion and deliberation regarding the merits of the Proposed Transaction and its value to the Company and its shareholders. After thorough consideration, the Company rejected the Proposed Transaction for several reasons, including, but not limited to, the following:

- Under the terms of the Proposed Transaction, Mr. Riley (CFO) and Mr. Lanham (legal counsel) would have immediately been awarded up to 18 million shares of Common Stock (6 million) and future shares (12 million) of the Company;

- Mr. Riley, after serving as CFO of Nymox for approximately 3 months, would have been appointed to the Company's Board, along with an executive of the potential business partner, with whom Mr. Riley has an existing business relationship, and Mr. Lanham (legal counsel), Mr. Riley, Mr. Cutler (Board member and attorney) and the executive of the potential business partner would comprise a majority of Nymox's Board;

- Under the terms of the Proposed Transaction, the potential business partner would not pay any cash for certain rights of the Company that it received; rather it would loan cash to the Company, creating a debt on the Company's balance sheet;

- In their attempt to induce Nymox to accept the terms of the Proposed Transaction, Mr. Riley and Mr. Lanham (legal counsel) represented the terms involving their proposed 18 million shares of the Proposed Transaction and Board control as being boilerplate, while simultaneously being aware that the terms of the Proposed Transaction would have resulted in extraordinary awards to Mr. Riley and Mr. Lanham (legal counsel) of up to 18 million shares of Common Stock and future shares of the Company, membership and control of the Board, as well as other personal benefits;

- Nymox discovered shortly after presentation of the Proposed Transaction, that Mr. Riley, Mr. Lanham, and Mr. Cutler (Board member) served as President & CEO, Founder, and General Counsel, respectively, of an unrelated company for several years without disclosing their roles to Nymox; and

- Nymox was informed by one or more shareholders that Mr. Riley and Mr. Lanham (legal counsel) have in the past few years or longer sought financing for their unrelated company from those Nymox shareholders, but Mr. Lanham (Nymox legal counsel) did not disclose this to the Nymox Board or to Nymox CEO.

Dr. Paul Averback, CEO of Nymox said, "Our fiduciary responsibilities are first and foremost to the shareholders of Nymox, and the above terms were not in the best interests of Nymox shareholders. We took appropriate corrective actions and will continue to do so."

Nymox is in the process of submitting applications for the approval to market the Company's first in class drug NYMOZARFEX to treat the symptoms of benign prostatic hyperplasia (BPH). BPH is one of the most common conditions affecting middle aged and elderly men throughout the world. BPH can be devastating to men who suffer from the condition. Current treatments are associated with numerous intolerable side effects including sexual problems, such as impotence and retrograde ejaculation. Medications for BPH have been associated with prostate cancer, depression, gynecomastia and other adverse effects. The majority of men stop taking the available medications due to these and other problems. Surgery is often needed for advanced BPH. Surgery is usually effective but it is not without risks, the discomforts of surgery, and BPH surgery has side effects such as permanent retrograde ejaculation for many patients.

About NYMOZARFEX (TM) (Fexapotide)

NYMOZARFEX (TM) is given in an in-office procedure that is administered in a few minutes without need of anesthesia or analgesia. The drug has been tested in clinical trials involving overall more than 1750 patients with over 1600 injections administered including over 1200 Fexapotide administrations. Fexapotide has led to significant long-term improvements and has shown an excellent safety profile without the side effects normally associated with existing BPH treatments.

For more information please contact info@nymox.com or 800-936-9669.

Forward Looking Statements

To the extent that statements contained in this press release are not descriptions of historical facts regarding Nymox, they are forward-looking statements reflecting the current beliefs and expectations of management made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, including statements regarding the need for new options to treat BPH and prostate cancer, the potential of Fexapotide to treat BPH and prostate cancer and the estimated timing of further developments for Fexapotide. Such forward-looking statements involve substantial risks and uncertainties that could cause our clinical development program, future results, performance or achievements to differ significantly from those expressed or implied by the forward-looking statements. Such risks and uncertainties include, among others, the uncertainties inherent in the clinical drug development process, including the regulatory approval process, the timing of Nymox's regulatory filings, Nymox's substantial dependence on Fexapotide, Nymox's commercialization plans and efforts and other matters that could affect the availability or commercial potential of Fexapotide. Nymox undertakes no obligation to update or revise any forward looking statements. For a further description of the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to the business of Nymox in general, see Nymox's current and future reports filed with the U.S. Securities and Exchange Commission, including its Annual Report on Form 20-F for the year ended December 31, 2022, and its Quarterly Reports.